Exhibit 99.(a)(1)(H)

To AMCC Optionholder:

By now you should have received an email from Kambiz Hooshmand announcing the Company’s Stock Option Exchange Program (the “Program”). In connection with this announcement, Stock Administration would like to provide you with additional information relating to the Program.

The Program is a voluntary program permitting eligible employees to exchange stock options with an exercise price equal to or greater than $4.90 per share for a reduced number of Restricted Stock Units (RSUs). The Restricted Stock Units will be subject to vesting semi-annually over two years from the date the RSUs are granted, which is expected to be shortly after the Expiration Date. Please refer to the materials referenced below for more details on how the Program operates.

If you decide to participate in the Program, you will need to complete and deliver an Election Form (item #1 below) by May 10, 2007 at 5:00 p.m. Pacific Time to AMCC Stock Administration located at 6290 Sequence Drive, San Diego, CA 92121, or fax the Election Form to Stock Administration at (858) 535-3502. Please visit the AMCC intranet web site located at http://sp.amcc.com/finance/stockadmin/default.aspx to obtain a copy of the Election Form or any of the following documents:

1.	Election Form (Instructions on How to Complete Form Included)
2.	Notice of Withdrawal (Instructions on How to Complete Form Included)
3.	Stock Option Exchange for Restricted Stock Units Program Questions and Answers
4.	Offer to Exchange Certain Outstanding Options for a reduced number of Restricted Stock Units

To view a list of all your outstanding options, you can access your online stock plan account at E*Trade (http://www.etrade.com/stockplans). If you are unable to access your online stock plan account, contact E*Trade at (800) 838-0908, or AMCC Stock Administration and request a Personnel Option Status Report.

If you decide to participate in the Program, you must complete and submit the Election Form in accordance with its terms by 5:00 p.m. Pacific Time on Thursday, May 10, 2007 unless we extend the Program. We will not accept late submissions, and therefore urge you to respond early to avoid any last minute problems.

Stock Administration will provide you with an email confirmation of receipt of your Election Form within three (3) business days after receipt by us.

Please feel free to contact Stock Administration at (858) 535-3445 or by email at stockadm@amcc.com for further assistance.